UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.     )*

PhenomeX Inc.

(Name of Issuer)

Common Stock, par value $0.00005

(Title of Class of Securities)

84310101

(CUSIP Number)

March 21, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84310101	13G

1	Names of Reporting Persons Northpond Ventures, LP
2	Check the appropriate box if a member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 4,117,272
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 4,117,272

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,117,272
10	Check box if the aggregate amount in row (9) excludes certain shares ☐
11	Percent of class represented by amount in row (9) 4.3%
12	Type of Reporting Person PN

CUSIP No. 84310101	13G

1	Names of Reporting Persons Northpond Ventures GP, LLC
2	Check the appropriate box if a member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 4,117,272
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 4,117,272

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,117,272
10	Check box if the aggregate amount in row (9) excludes certain shares ☐
11	Percent of class represented by amount in row (9) 4.3%
12	Type of Reporting Person OO

CUSIP No. 84310101	13G

1	Names of Reporting Persons Northpond Capital, LP
2	Check the appropriate box if a member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 1,273,548
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,273,548

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,273,548
10	Check box if the aggregate amount in row (9) excludes certain shares ☐
11	Percent of class represented by amount in row (9) 1.3%
12	Type of Reporting Person PN

CUSIP No. 84310101	13G

1	Names of Reporting Persons Northpond Capital GP, LLC
2	Check the appropriate box if a member of a Group (a) ☒ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 1,273,548
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,273,548

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,273,548
10	Check box if the aggregate amount in row (9) excludes certain shares ☐
11	Percent of class represented by amount in row (9) 1.3%
12	Type of Reporting Person OO

CUSIP No. 84310101	13G

1	Names of Reporting Persons Michael P. Rubin
2	Check the appropriate box if a member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 5,390,820
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 5,390,820

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,390,820
10	Check box if the aggregate amount in row (9) excludes certain shares ☐
11	Percent of class represented by amount in row (9) 5.6%
12	Type of Reporting Person IN

CUSIP No. 84310101	13G

Item 1.

(a)	Name of Issuer:

PhenomeX Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

5858 Horton Street, Emeryville, Suite 320, CA 94608

Item 2.

(a)	Name of Person Filing:

The names of the persons filing this Schedule 13G (collectively, the “Reporting Persons”) are:

Northpond Ventures, LP;

Northpond Ventures GP, LLC;

Northpond Capital, LP,

Northpond Capital GP, LLC;

Michael P. Rubin.

(b)	Address of Principal Business Office or, if None, Residence:

The business address of each of the Reporting Persons is c/o Northpond Ventures, LLC, 7500 Old Georgetown Road, Suite 800, Bethesda, MD 20814.

(c)	Citizenship: See Row 4 of cover page for each Reporting Person.

(d)	Title and Class of Securities: Common Stock, $0.0005 par value (the “Common Stock”)

(e)	CUSIP No.: 84310101

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

The securities are held of record by Northpond Ventures, LP and Northpond Capital, LP. Northpond Ventures GP, LLC is the general partner of Northpond Ventures, LP. Northpond Capital GP, LLC is the general partner of Northpond Capital, LP. Michael Rubin is the sole managing member of Northpond Ventures GP, LLC and Northpond Capital GP, LLC.

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

The percentage ownership is based on 96,508,935 shares of Common Stock issued and outstanding, which is the sum of (1) 72,173,917 shares of Common Stock outstanding as of December 31, 2022 as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “Commission”) on February 23, 2023 and (2) 24,335,018 shares of Common Stock estimated to have been issued to the stockholders of IsoPlexis Corporation (“IsoPlexis”), at the closing of the Issuer’s acquisition of IsoPlexis on March 21, 2023 (the “Closing”), based on 39,763,101 shares of common stock of IsoPlexis reported to be outstanding as of February 27, 2023 in the IsoPlexis Annual Report on Form 10-K filed with the Commission on March 2, 2023, multiplied by 0.6120, the exchange ratio applicable at the Closing.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

Dated: March 29, 2023

Northpond Ventures, LP By: Northpond Ventures GP, LLC, its general partner

By:	/s/ Patrick Smerkers
Name: Patrick Smerkers
Title: Authorized Signatory

Northpond Ventures GP, LLC

By:	/s/ Patrick Smerkers
Name: Patrick Smerkers
Title: Authorized Signatory

Northpond Capital, LP By: Northpond Capital GP, LLC, its general partner

By:	/s/ Patrick Smerkers
Name: Patrick Smerkers
Title: Authorized Signatory

Northpond Capital GP, LLC

By:	/s/ Patrick Smerkers
Name: Patrick Smerkers
Title: Authorized Signatory

Michael P. Rubin

/s/ Michael P. Rubin

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Page

Exhibit 1: Agreement of Joint Filing	12